BP 6/4

h

SEC MAIL PROCESSING SECTION RECEIVED APR 26 2002 154 WASH. D.C.

SECURI[TIES AND EXCHANGE COM]MISSION

02021910

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 18467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Noll, Inc.

OFFICIAL USE ONLY
6918
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 East Green Street, No. 200
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Kitchen 626/796-7133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley G. Parkhurst
(Name – *if individual, state last, first, middle name*)

790 East Colorado Boulevard, Ninth Floor (Address) Pasadena (City) CA (State) 91101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUN 19 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PS OK-VF 6/07/02

OATH OR AFFIRMATION

I, Lynne Kitchen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAXWELL, NOBL INC., as of April 24, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 24th DAY OF APRIL 20 02
AT PASADENA CALIFORNIA
BY LYNN E. KITCHEN

PETER N. BANOS – NOTARY PUBLIC
Notary Public

Lynn E. Kitchen
Signature

Vice President
Title

PETER N. BANOS
Commission # 1180332
Notary Public - California
Los Angeles County
My Comm. Expires May 16, 2002

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXWELL, NOLL INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2001 and 2000

STANLEY G. PARKHURST
Certified Public Accountant
Certified Financial Planner

790 East Colorado Blvd., 9th Floor • Pasadena, CA 91101 • (626) 564-9700 • FAX (626) 564-4217

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Maxwell, Noll Inc.
Pasadena, California

I have audited the accompanying balance sheets of Maxwell, Noll Inc. as of December 31, 2001 and 2000 and the related statements of revenue, expense and changes in stockholder's equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of Maxwell, Noll Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of Maxwell, Noll Inc. as of December 31, 2001 and 2000, and the results of operations and its cash flows for each of the two years in the period ending December 31, 2001, in conformity with generally accepted accounting principles.

The schedules of calculation of net capital and aggregate indebtedness, reconciliation of computation of net capital, computation for the determination of the reserve requirement and information relating to the possession and control requirements included in this report, although not considered necessary for a fair presentation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Stanley Parkhurst CPA

February 20, 2002
Pasadena, California

MAXWELL, NOLL INC.
BALANCE SHEET
December 31, 2001 & December 31, 2000

	12/31/01	12/31/00
ASSETS		
Cash	$ 41,396	$ 25,474
Receivables from brokers	649	17,815
Receivables from consulting fees	2,727	2,536
Interest Receivable	1,789	2,299
Investments	83,334	60,096
Other current assets	4,171	2,457
Furniture & equipment, accumulated depreciation of $4,267	5,009	7,133
Total Assets	$139,075	$117,810

LIABILITIES AND STOCKHOLDER'S EQUITY

	12/31/01	12/31/00
LIABILITIES		
Accounts payable	$ 3,233	$ 2,636
Total Liabilities	$ 3,233	$ 2,636
STOCKHOLDER'S EQUITY		
Common Stock 750 shares authorized, 522 shares issued and outstanding, stated value $100	$ 52,200	$ 45,400
Paid in Capital	13,799	0
Retained earnings	69,863	69,774
Total Stockholder's equity	$135,842	$115,174
Total Liabilities and Stockholder's equity	$139,075	$117,810

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
STATEMENT OF REVENUE, EXPENSE AND CHANGES IN RETAINED EARNINGS
For the years ended December 31, 2001 and December 31, 2000

	12/31/01	12/31/00
REVENUE		
Commission income	$ 161,037	$ 220,231
Consulting income	537,303	587,611
Interest income	29,265	33,420
Total Revenue	$ 727,605	$ 841,262
EXPENSES		
Salary	$ 496,001	$ 599,000
Pension plan	49,600	60,900
Advertising/promotion	25,916	28,967
Occupancy expense	23,868	23,280
Payroll tax expense	25,508	26,822
Insurance	28,972	30,526
Dues/fees & publications	9,832	8,296
Communications	13,317	10,221
Professional services	16,564	10,086
Office expense	13,680	10,436
Other expense	23,404	19,322
Total Expenses	$ 726,662	$ 827,856
Income before provision for income tax	$ 943	$ 13,406
Income tax provision	854	3,036
NET INCOME	$ 89	$ 10,370
RETAINED EARNINGS AT BEGINNING OF YEAR	$ 69,774	$ 59,404
RETAINED EARNINGS AT END OF YEAR	$ 69,863	$ 69,774

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 & December 31, 2000

	12/31/01	12/31/00
INCREASE (DECREASE) IN CASH		
OPERATING ACTIVITIES		
Net income	$ 89	$ 10,370
Adjustments to reconcile net income:		
Depreciation	2,124	1,983
Receivable from brokers	17,166	3,935
Receivable from consulting fees	(191)	16
Interest receivable	510	723
Investments	(23,238)	(4,487)
Accounts payable	597	(3,590)
Other current assets	(1,714)	(1,244)
Income tax payable	0	(288)
Deferred income tax	0	(625)
Net cash provided from operating activities	$(4,657)	$ 6,793
INVESTING ACTIVITIES		
Purchase of furniture	$ 0	$ (1,990)
Net cash used in investing activities	$ 0	$ (1,990)
FINANCING ACTIVITIES		
Capital contribution	$ 20,579	$ 0
Net cash provided in financing activities	$ 20,579	$ 0
NET INCREASE IN CASH	$ 15,922	$ 4,803
BEGINNING CASH	$ 25,474	$ 20,671
ENDING CASH	$ 41,396	$ 25,474

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2001 and December 31, 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31,1999	$45,400	$ 0	$ 59,404	$ 104,804
Additional capital				0
Net income (loss) - 2000			10,370	10,370
Balance, December 31, 2000	$45,400	$ 0	$ 69,774	$115,174
Additional capital	$ 6,800	$ 13,779		$ 20,579
Net income (loss) - 2001			89	89
Balance, December 31, 2001	$52,200	$ 13,779	$ 69,863	$135,842

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
December 31, 2001

EQUITY - DECEMBER 31, 2001		$ 135,842
Less non-allowable assets:		
Furniture	$(5,009)	
Receivable from consulting fees	(2,727)	
Other assets	(4,171)	
Total adjustments		$(11,907)
Net capital before haircuts		$ 123,935
Less haircuts:		
Haircuts on investments		$(1,125)
NET CAPITAL		$ 122,810
TOTAL LIABILITIES		$ 3,233
AGGREGATE INDEBTEDNESS		$ 3,233
Net capital required		$ 5,000
Minimum net capital required; 6.66% of Aggregate Indebtedness		$ 215

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
December 31, 2001

	Focus Report 12/31/2001	Audit Report 12/31/2001	Audit Adjustment Difference
Common Stock	$52,200	$52,200	$ - 0 -
Paid-In Capital	13,779	13,779	- 0 -
Retained Earnings	71,708	69,863	(1,845)
Stockholder's Equity	$137,687	$135,842	$(1,845)
LESS:			
Non-Allowable Assets:			
Consulting Fees Rec	$ 2,727	$ 2,727	$ - 0 -
Prepaid Exp/Other Asset	2,456	4,171	(1,715)
Property & Equip	5,333	5,009	324
	$(10,516)	$(11,907)	$(1,391)
Net Capital Before Haircuts	$127,171	$123,935	$(3,236)
LESS:			
Haircuts on Securities	$ (1,125)	$ (1,125)	$ - 0 -
Net Capital 12/31/2001	$126,046	$122,810	$(3,236)

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2001

Maxwell, Noll Inc. relies on Section K2a of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

The accompanying notes are an integral part of this report.

MAXWELL, NOLL INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1 - ORGANIZATION STRUCTURE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Maxwell, Noll Inc. ("the Company") was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Maxwell, Noll Investment Counsel, a division of Maxwell, Noll Inc., is registered investment advisor with the Securities and Exchange Commission. Maxwell, Noll Investment Counsel manages money on a fee basis.

Furniture and equipment are stated at cost. Depreciation computed using the straight-line method over the estimated useful lives. Depreciation expense for the year was $2,124.

Investment are recorded at the lower of cost or fair market value.

The Company operates on a fully disclosed basis with Wedbush, Morgan Securities, Inc.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital requirements of $5,000 and net capital of approximately $122,810.

NOTE 3 - K2A EXEMPTION

The Company relied on Section K2A of the Securities and Exchange Rule 15c3-3 to exempt it from the provisions of the rule.

NOTE 4 - EMPLOYEE BENEFIT PLANS

The Company funds trusted noncontributory, defined contribution profit-sharing and pension plans for its employees. The Company contributes up to 25% of compensation paid to eligible employees. Pension plan costs for the year were $49,600. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued therefrom.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Maxwell, Noll Inc. maintains its offices on leased premises. The term of the lease ends April 30, 2004. The annual lease commitment is as follows:

Year-ending December 31, 2002	23,994
Year-ending December 31, 2003	23,994
Year-ending December 31, 2004	5,998

STANLEY G. PARKHURST
Certified Public Accountant
Certified Financial Planner
790 East Colorado Blvd., 9th Floor • Pasadena, CA 91101 • (626) 564-9700 • FAX (626) 564-4217

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Maxwell, Noll Inc.
Pasadena, California

In planning and performing our audit of the financial statements of Maxwell, Noll Inc. (the "Company") for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and in complying with the conditions of exemption from Rule 15c3-3. I did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control

structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives on an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, error and irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be a material weakness as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the

Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001, and, further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely of Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Stanley Parkhurst CPA

February 20, 2002
Pasadena, California